Exhibit 99.7

Press Release

Total Announces Major Gas Find Offshore UK

Paris, September 24, 2018 - Total announces a major gas discovery on the Glendronach prospect, located offshore U.K. West of Shetland. The well was drilled to a final depth of 4,312 meters and encountered a gas column of 42 meters of net pay in a high quality Lower Cretaceous reservoir.

Preliminary tests confirm good reservoir quality, permeability and well production deliverability, with recoverable resources estimated at about one trillion cubic feet (1 tcf).

Located on Block 206/04a, in water depth of about 300 meters and in a formation below the Edradour reservoir, the discovery can be developed quickly with the existing infrastructure around the Edradour field and the Laggan-Tormore facilities of the Shetland Gas Plant.

“Glendronach is a significant discovery for Total which gives us access to additional gas resources in one of our core areas and validates our exploration strategy. Located on an emerging play of the prolific West of Shetland area, the discovery can be commercialized quickly and at low cost by leveraging the existing Laggan-Tormore infrastructure,” stated Arnaud Breuillac, President Exploration & Production at Total.

The Glendronach discovery is operated by Total E&P UK with a 60% interest alongside partners Ineos E&P UK Limited (20%) and SSE E&P UK Limited (20%).

Total Exploration & Production in the United Kingdom

Total has been present in the United Kingdom for more than 50 years and is one of the country’s leading oil and gas operators, with equity production of 171 000 boe/d in the first half of 2018. Total’s production in the United Kingdom comes principally from operated fields located offshore in three major zones, the Alwyn/Dunbar area in the Northern North Sea, the Elgin/Franklin area in the Central North Sea and the Laggan-Tormore hub in the West of Shetland area, and from recently acquired Maersk Oil assets.

Total also operates the Culzean gas field (formerly Maersk Oil operated) with a 49.99% working interest, scheduled to start-up in 2019.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.